UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ
ATACADISTA

EARNINGS RELEASE

1Q22

EARNINGS CONFERENCE CALL

Tuesday, May 10, 2022

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Videoconference call in Portuguese (simultaneous translation)
Videoconference call via Zoom: click here.

The Company will hold its videoconference call via Zoom. The information and links for accessing the call are available on our website and in our quarterly earnings materials.

São Paulo, May 9, 2022 - Assaí Atacadista announces its results for the first quarter of 2022. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. The figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

SALES IMPROVEMENT AND EXPANSION PROGRESS: 5 ORGANIC STORES INAUGURATED AND 47 STORES UNDER CONSTRUCTION

RESULTS

•	Gross sales reached R$ 12.5 billion with strong acceleration, increasing R$ 2.1 billion compared to 1Q21. The performance is mainly due to the successful commercial dynamics and fast adjustment of assortment to customers' needs;

•	Net sales grew +21.1% (vs. +8.1% in 4Q21) due to:
-	High performance of the 32 stores opened in last 12 months (+15.4%); and
-	+6.7% in same-store sales growth, which accelerated during the quarter and reached double-digit growth in the accumulated of February and March, despite the strong comparison base (+11.2%) and persistent trade-down movements from consumers;

•	Gross margin stability in comparison to the 1Q21, with investments in competitiveness supported by the rapid maturation of new stores;

•	Adjusted EBITDA doubled in three years, achieving R$ 752 million and margin of 6.6% in the quarter. This margin level was achieved despite the record expansion, with 32 new stores opened in the last 12 months, and conversions preoperational costs;

•	Net income amounted to R$ 214 million, with net margin of 1.9%, confirming the resilience of Assaí's business model in a scenario of high interest rates;

EXPANSION

•	Acceleration of organic expansion with 12 openings expected for 2022: 5 have already been inaugurated (4 in 1Q22), and the remaining are under construction. In the last 12 months, 32 new stores were opened, corresponding to expansion in sales area of approximately +22%;

•	Hypermarket conversions progress on schedule: 60 commercial points already in possession of Assaí, which are located in central, mature and densely populated areas of capitals and reference cities. All 40 stores expected to open in the second half of 2022 are already under construction;

•	High performance of stores converted until 2020:
-	Sales 3x higher when compared to the hypermarket format in the last 12 months;
-	Adjusted EBITDA margin 150 bps higher in 1Q22 than the Company's average margin;

DIGITAL

•	Strengthening of digital initiatives, available in 55 cities in 17 states: online sales via Cornershop more than doubled compared to 4Q21 and partnership with Rappi rollout.

After a year of various achievements, we started 2022 with solid results and strong sales growth, thanks to the agile response of a team attentive to market movements and trends. Also, the Company maintained its expansion strategy and has already opened 5 stores in 2022, while another 47 are under construction.
Hypermarket conversions are advancing according to schedule, which will bring Assaí even closer to the home or store of each client. Not only it is important to our growth strategy, but the expansion also contributes to income and jobs generation for thousands of families, with the creation of over 14,000 new jobs this year.

Belmiro Gomes, CEO of Assaí

INCOME STATEMENT

SALES PERFORMANCE

Net sales amounted to R$ 11.4 billion in 1Q22, setting a new record for the first quarter and representing an increase of R$ 2.0 billion in relation to the 1Q21. This result represents a +21.1% growth, a strong acceleration compared to 4Q21 (+8.1%), mainly thanks to:

(i)	the strong performance of the 32 stores opened in last 12 months (+15.4%); and
(ii)	the robust performance of same-store sales (+6.7%), which reached double-digit growth in the accumulated of February and March, despite the strong comparison base (+11.2%), supported by the successful commercial strategy, very attentive to market trends, with rapid adjustment of the assortment.

3

EXPANSION

Assaí has been expanding its footprint in the North and Northeast of Brazil, regions with high growth potential. Early this year, 5 new organic stores were opened in those regions, 4 of them in 1Q22, totaling 32 new stores in the last 12 months, which represents a 22% expansion of total sales area and attests to the Company’s top-notch execution capacity. Currently, Assaí has 217 stores in operation and a total sales area of 991,000 sqm.

Expansion continues to advance, with 7 organic stores under construction and the conversion of Extra Hiper stores progressing rapidly. At the end of March 2022, 60 commercial points were in Assaí possession, while the remaining commercial points are pending fulfillment of the conditions required for concluding the transaction. The conversion plan is advancing on schedule and all 40 stores expected to be opened in the second half of 2022 are already under construction.

The hypermarket conversions will enable Assaí to consolidate its position in 16 state capitals and major cities through locations in mature and densely populated areas. The high potential of hypermarket conversions is confirmed by the successful performance of the conversions carried out in recent years:

(i)	sales tripled in the last 12 months when compared to the hypermarket format;
(ii)	in 1Q22, the adjusted EBITDA margin of stores converted until 2020 was 150 bps higher than the Company's average.

DIGITAL

Online sales offer greater convenience for Assaí customers, and, currently, consumers of 55 cities in 17 states can shop using the Cornershop by Uber or Rappi apps in 55 cities in 17 states. The partnership with Cornershop, implemented in August 2021, continues to register rapid growth, with sales improving 6x compared to the project’s initial roll-out and more than doubling in relation to 4Q21.

4

OPERATING RESULT

Gross profit achieved R$ 1.8 billion in the quarter, with margin of 16.0%, stable in relation to 1Q21, mainly due to the effective commercial strategy, with an adequate level of competitiveness and fast adjustment of assortment to customers' needs, supported by the accelerated maturation of new stores.

Selling, general and administrative expenses corresponded to 9.6% of net sales in the quarter, similar to the 1Q21, which confirms the effective costs control despite the record expansion in the period, with the opening of 32 stores, and conversions preoperational costs.

Equity income, related to Assaí’s interest of 18% in FIC, amounted to R$ 8 million in the quarter. This result was affected by the higher allowance for doubtful accounts, given the macroeconomic context with higher default levels. The number of Passaí cards issued came to approximately 1.9 million.

Adjusted EBITDA came to R$ 752 million in 1Q22, increasing +17.3%, with margin of 6.6%. This solid margin level is a result of the commercial strategy and expenses control initiatives adopted by the Company, which partially offset the impacts from the record number of stores opened in the last 12 months and pressures from the macroeconomic scenario.

5

FINANCIAL RESULT

The net financial result post-IFRS16 came to R$ 302 million in 1Q22, corresponding to 2.6% of net sales. Excluding the effect from interest on lease liabilities, the financial expense totaled R$ 202 million, representing 1.8% of net sales. This result includes positive non-cash impact of R$ 58 million related to mark-to-market.

In the period, the financial result was pressured mainly by the higher debt costs, due to higher interest rates, with a CDI 5x increase, from 0.49% in 1Q21 to 2.43% in 1Q22.

NET INCOME

Net income totaled R$ 214 million in the quarter, with net margin of 1.9%. The result confirms the resilience of Assaí's business model despite the challenging scenario, with strong interest rates increase, affecting the Financial Result by -120 bps.

6

NET DEBT

The net debt/adjusted EBITDA ratio ended 1Q22 at -2.20x, explained mainly by the increase in gross debt, due to the higher level of investments (R$ 2.4 billion in last 12 months) and payments related to the acquisition of hypermarket commercial points (R$ 1.9 billion since December/2021).

In order to finance the hypermarket stores into Assaí stores, the Company concluded two new issues in 1Q22, amounting to R$ 2.75 billion, and one in April in the total amount of R$ 250 million, totaling R$ 3 billion.

In April 13, 2022, the transaction involving the sale of 17 properties owned by GPA to a Real Estate Fund was approved by CADE, the Brazilian antitrust authority. The Company expects to be reimbursed on approximately R$ 1 billion by the end of the second quarter of 2022.

INVESTMENTS

During the quarter, investments amounted to R$ 3.5 billion and include: 5 new organic stores already inaugurated, 7 organic stores under construction and the beginning of the conversion of 40 hypermarket stores in Assaí. Additionally, R$ 2.9 billion were recognized regarding the 40 commercial points, which Assaí took possession in the quarter.

In the last 12 months, 32 new stores were inaugurated, increasing total sales area by 22%, which once again confirms the Company top-notch execution capacity.

7

ESG STRATEGY

Assaí aims to be a transforming agent, improving and innovating the way of doing business for building a more responsible and inclusive society. The Company's ESG strategy is based on the following pillars:

1)	Tackling Climate Change: to improve the environmental management of the business model;
2)	Integrated Management and Transparency: to consolidate social, environmental and governance practices from ethical and transparent relations with our stakeholders;
3)	Transformation in the Value Chain: to co-build value chains committed to the environment and people;
4)	Engaging with Society: to be a mobilizing agent, promoting inclusive and fair opportunities; and
5)	Valuing Our People: to be a reference in promoting diversity, inclusion and sustainability through the Company's employees.

The highlights of 1Q22 regarding ESG topics were:

-	launch of Instituto Assaí, the Company's new social arm that focus on food, sports and entrepreneurship themes;
-	start of the 5th edition of the ‘’Academia Assaí Bons Negócios’’ Award, which has already reached more than 6 thousand registrations, 4x higher than in 1Q21;
-	donation of 58 tons of food and hygiene and cleaning products to socially vulnerable families, 3x more than in 1Q21;
-	the collection of another 52 tons from customers, which were destined to regions affected by climatic disasters;
-	addition of 31 stores into the free energy market compared to 1Q21, totaling 199 stores or 92% of the Company's store network consuming energy from 100% renewable sources;
-	decrease by 3% in total emissions (scope 1 and 2) in comparison to the same period in 2021, advancing the commitment to reduce carbon emissions by 30% by 2025 and by 38% by 2030;
-	reaching 5.5% of people with disabilities in the total workforce;
-	Company's entry into the MM360 (Movimento Mulheres 360º), a business movement that aims to support and encourage the economic development of women;
-	the combination of actions in Diversity and Human Rights into the #PessoasDiferentesOportunidadesIguais (‘‘#DifferentPeopleEqualOpportunities’’) concept, which will be included in the Company’s communication materials; and
-	the publication of the first Annual and Sustainability Report of the Company, after the spin-off from GPA, concerning the 2021 performance.

8

ABOUT SENDAS S.A.

Assaí has been operating in the market since 1974 and, since March 2021, is the only pure cash & carry player listed on the São Paulo Stock Exchange (B3), under the ticker ASAI3. Assaí also is listed on the New York Stock Exchange (NYSE) under the ticker ASAI. Currently, Assaí operates in the five Brazilian regions with 217 stores in 23 states (including the Federal District), with a total sales area of 991,000 sqm. Assaí is one of Brazil’s ten largest employers, with around 60 thousand employees, and welcomes 30 million customers to its stores every month. Also, is one of Brazil's 20 most valuable brands according to the annual ranking compiled by Interbrand and ranks 19th in the country in terms of net sales.

INVESTOR RELATIONS CONTACTS

Gabrielle Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai.com.br

Website: www.ri.assai.com.br

9

APPENDICES

OPERATIONAL INFORMATION

I – Store network and sales area

FINANCIAL STATEMENTS

II – Income Statement

10

III - Balance Sheet

11

IV - Cash Flow

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.